Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Additional Information

In connection with the proposed transaction, Dominion Energy has filed a registration statement on Form S-4, which includes a document that serves as a preliminary prospectus of Dominion Energy and a preliminary proxy statement of SCANA (the “preliminary proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not yet become effective and the proxy statement/prospectus included therein is in preliminary form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus (the “definitive proxy statement/prospectus”) will be sent to SCANA’s shareholders. Investors and security holders can obtain the registration statement and the preliminary proxy statement/prospectus, and will be able to obtain the definitive proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge by directing a request to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation

Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 23, 2018, for its 2018 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary proxy statement/prospectus and will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

The following information was provided to employees:

Dominion Energy

SCANA
POWER FOR LIVING

Our energy future: bright, reliable, strong



Important Note to Investors

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements relate to, among other things, expectations, estimates and projections. We have used the words "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "outlook", "predict", "project", "should", "strategy", "target", "will", "potential" and similar terms and phrases to identify forward-looking statements in this presentation. Factors that could cause actual results to differ include, but are not limited to: the expected timing and likelihood of completion of the proposed acquisition of SCANA, including the ability to obtain the requisite approvals of SCANA's shareholders; the risk that Dominion Energy or SCANA may be unable to obtain necessary regulatory approvals for the transaction or required regulatory approvals may delay the transaction or cause the parties to abandon the transaction; the risk that conditions to the closing of the transaction may not be satisfied; the risk that an unsolicited offer for the assets or capital stock of SCANA may interfere with the transaction; or changes in demand for Dominion Energy's and SCANA's services. Other risk factors for Dominion Energy's and SCANA's businesses are detailed from time to time in Dominion Energy's and SCANA's quarterly reports on Form 10-Q or most recent annual report on Form 10-K filed with the Securities and Exchange Commission.
The information in this presentation was prepared as of January 3, 2018. Dominion Energy and SCANA undertake no obligation to update any forward-looking information statement to reflect developments after the statement is made. Projections or forecasts shown in this document are subject to change at any time.

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy will file with the SEC a Registration Statement on Form S-4 that will include a combined Proxy Statement of SCANA and Prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA's shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the proxy statement/prospectus regarding the transaction when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.
Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC's website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

PARTICIPANTS IN THE SOLICITATION

Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy's Annual Report on Form 10-K, which was filed with the SEC on February 28, 2017 and certain of its Current Reports on Form 8-K. Information regarding SCANA's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA's Annual Report on Form 10-K, which was filed with the SEC on February 24, 2017 and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Our Core Values



Safety



Ethics



Excellence



One Dominion Energy

Our History of Safety
OSHA Recordable Incidence Rates



Number of Recordable per
100 Employees Each Work Year
1.87
1.40
1.24
1.25
1.08
0.95
0.92
0.83
0.74
0.74
0.66
0.58*
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017

YTD Nov 2017 Results – Includes Dominion Energy Questar

The Strength of our Combined Companies



Both companies are **excellent operators** and combined we will be even better in our electric (including nuclear and solar) and gas operations

www.BrighterEnergyFuture.com

The Strength of our Combined Companies



Headquarters for SCE&G will remain in South Carolina



Cultural Alignment

SACRED aligns to the Dominion Energy Core Values

The Strength of our Combined Companies

$1.3 billion in cash benefits for electric customers

Cash payments to electric customers
$1,000 per average residential electric customer

5% reduction in rates
for the typical residential electric bill

Faster elimination of new nuclear customer costs

The Strength of our Combined Companies

Benefits to natural gas customers



Joining one of the **nation's largest** and **most-efficient** natural gas transmission, distribution and storage operators.

Dominion Energy

Ethics: Commitment to our Communities
Deep Roots in the Communities We Serve



minion Energ

Ethics: Commitment to our Communities

Deep Roots in the Communities We Serve

Charitable Giving
Matching gifts for charitable contributions by employees
Dominion Energy Foundation
Educational Partnerships

Volunteerism
Time off for volunteering in the community

Energy Assistance Programs
- Energy Share
- Fan Care

Ethics: Commitment to our Communities

Increased Investment in the Communities served by SCANA

$1 million per year increase
in charitable giving for five years

Ethics: Environment and Sustainability



Dominion Energy is fully committed to meeting it's customer's energy needs in an environmentally responsible manner. We aim to do what's right for the communities we serve by meeting or going beyond basic obligations to comply with applicable laws and regulations

Both companies have a diverse generation mix and have significantly reduced their emissions, including GHG emissions

- Both companies' gas businesses are participating in EPA's Natural Gas Star program

Dominion Energy has recently implemented a formalized Environmental Management system

Our Commitment to Employees

Our Commitment to Employees
What We Know

1. **Pay Continuation through 12/31/2019:**
   Base pay and annual bonus plan targets amounts at least equal to levels at close

   Position eliminations: individuals are eligible for base pay continuation through 12/31/2019 or the Dominion Energy Severance Plan, whichever is greater

2. **Current active health and welfare benefit plans and policies will likely remain in place through 12/31/2019:** Your years of service with SCANA will be recognized as service with Dominion Energy for policy purposes

3. **Retirement Benefits through 12/31/2019:**
   Pension, 401(k) and Retiree Medical

4. **Employment Opportunities:**
   accessible across the company



Dominion Energy

Dominion Energy Benefits
Total Value Package

Base & Incentive Compensation

01	Medical, Prescription Drug, Dental & Vision
02	Sickness & Disability
03	Pension* & 401(k) Plan
04	Life Insurance
05	Vacation, Holiday, & Volunteer Time
06	Retiree Medical*

* Traditional Pension and Retiree Medical are closed to new hires

Dominion Energy Benefits
Active Employee Health & Welfare Benefits

- Medical and Prescription Drug
  3 plan options: 1 Consumer Driven Health Plan (CDHP); 2 PPOs
  - Health Savings Account contribution by Dominion Energy for CDHP
  - Same services covered – varying deductibles, out of pocket maximums, and deductions from paycheck

  "*Well On Your Way*" – Health and Wellness Program
- Dental, Vision, Healthcare and Dependent Care Flexible Spending Accounts
- Life Insurance
  - Employer Paid
  - Supplemental: Employee, Spouse, Dependent
- Long Term Disability
- Voluntary Benefit Programs
  - Critical Illness, Accident Indemnity, ID Theft and Recovery/Remediation Services as well as Home/Auto

Dominion Energy Benefits
Time Off and Work Life

- Vacation
- Paid Sick Leave
  - includes 40 hours of time to care for dependents
- 3 weeks paid bonding time for new parents
- Company holidays
- Personal community volunteer time
- Education Assistance
- Adoption Assistance
- EAP and Work Life Services
- Employee Resources Groups and Business Unit Diversity Councils



One Dominion Energy:
Who We Are

Dominion Energy

Dominion Energy Profile

Dominion Energy (NYSE:D), headquartered in Richmond, VA, is one of the **nation's largest producers and transporters of energy.**

Our company is built on a proud legacy of public service, innovation and community involvement. In addition to our core energy production, transportation and storage businesses, we invest in the communities where we live and work and by practicing responsible environmental stewardship wherever we operate.



Dominion Energy

Our Mission

- Serve our customers safely & reliably
- Strengthen our communities
- Minimize environmental impacts
- Reward our shareholders
- Live our values

Dominion Energy Profile

Environmental Highlights

- ✓ **$3.7 Billion** - Environmental spending to safeguard public health and reduce emissions since 2000
- ✓ **43%** - Reductions in carbon emission intensities for Dominion Energy generating stations (including divestitures) since 2000
- ✓ **4.4 Billion Cubic Feet** - Methane saved through voluntary reduction programs
- ✓ **21%** - Coal ash beneficially reused in 2016
- ✓ **262** - projects in **10 states** which employees participated to clean up riverfronts, improve trails, and fix parks in 2016





Dominion Energy Profile

Social Highlights

- ✓ **#1 - "Best for Vets" Award**, Energy Sector, MILITARY TIMES Magazine
- ✓ **#2 – "Most Admired Companies"**, Utilities Sector, FORTUNE Magazine
- ✓ **"Just 100" list** - America's Best Corporate Citizens in 2016, FORBES Magazine
- ✓ **$26.6 million** in charitable giving in 2016
- ✓ **$12.9 million** - Low-income fuel assistance in 2016
- ✓ **101,000 hours** - Employee volunteer community service in 2016

Our Values

- Safety
- Ethics
- Excellence
- One Dominion Energy



Dominion Energy

Dominion Energy Profile
Power and Natural Gas Infrastructure

One of the nation's largest producers and transporters of energy



- 26,200 MW of electric generation
  - (includes ~765 MW of solar generation in-service)
- 6,600 miles of electric transmission lines
- 2.6 million electric customers in VA and NC
- Atlantic Coast Pipeline (subject to regulatory approval)
- 15,000 miles of natural gas transmission, gathering and storage pipeline
- 1 trillion cubic feet of natural gas storage operated
- Dominion Energy Cove Point LNG Facility
- 2.3 million natural gas customers in 5 states
- 1.4 million non-regulated retail customers in 17 states (not shown)

Dominion Energy

Dominion Energy's South Carolina Footprint

1500 MILES OF pipeline with facilities in **32 counties**



Grover
Moore
Edgemoor
Bethune
Southern
Dorchester
Williams
Elba Island

Growth Projects
Since 2014

- Provides service to BG Energy Merchants and IF
- Provides Incremental Service to SCE&G and Columbia Energy Center
- Provides Service to IP-Eastover
- Provides Incremental Service to SCE&G, Flakeboard and Wyman Gordon

2 SOLAR PROJECTS

Dominion Energy Solvay Solar Energy Project

71 MW in Jasper County

Solvay purchased renewable energy credits (RECs)

Dominion Energy Ridgeland Solar Project

SCE&G contracted for power & retained RECs

10 MW in Ridgeland



Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Delivery



Electric Transmission
- **6,600 miles** of transmission lines
- Favorable regulatory environment

Electric Distribution
- **57,600 miles** of distribution lines
- **2.6 million** franchise retail customer accounts in VA and NC

Power Delivery Group
Electric Service Territory

- Currently serve 2.6 million regulated electric customers in Virginia and eastern North Carolina
- Southeastern Electric Exchange Mutual Assistance participant

Power Delivery Group Service Territory


Washington D.C.
Richmond
VA
Hampton Roads
NC

Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Power Generation



Utility Generation
- **21,500 MW** of capacity
- Balanced, diverse fuel mix
- Favorable regulatory environment

Merchant Generation
- **4,700 MW** of capacity, including nuclear, gas and renewable power
- Active hedging program for energy revenue/margins

Power Generation Group Profile

Operates Dominion Energy's 26,200 MW generation fleet

- **21,500 MW** regulated utility
- **4,700 MW** merchant
- Balanced, diverse fuel mix

Regulated Utility Generation

- Division of Dominion Energy Virginia / North Carolina
- **~679 MW**[1] projected peak demand growth over the next 10 years
- Rider projects to support growth
- Virginia fuel factor reset effective each July 1st

Merchant Generation

- Nuclear, gas, and long-term contracted renewables
- Active hedging program for energy revenue/margins



[1] Source: 2017 PJM Load Forecast Report (January 2017), represents VEPCO's portion of the PJM DOM Zone

Power Generation Group Profile
Balanced, Diverse Generation Fuel Mix

2016 Electric Capacity by Fuel Type for Regulated and Merchant Fleet[1,2]


Natural Gas
35%
Renewable
5%
Oil
8%
Hydro
8%
Non-utility
Generation
7%
Coal
17%
Nuclear
20%

2016 Electric Production by Fuel Type for Regulated and Merchant Fleet[1,2,3]


Natural Gas
32%
Renewable
3%
Oil
1%
Hydro
3%
Purchased
Power, net
6%
Coal
18%
Nuclear
36%

Balanced, Diverse Generation Fuel Mix

[1]Reflects Dominion Energy's owned percentage and includes Non-utility Generation (NUG) under contract.
[2]Excludes Morgans Corner (20MW) solar facility in NC which is dedicated to serving a non-jurisdictional customer.
[3]"Purchased Power, net" includes NUG electric production as well as market purchases net of market sales.

Regulated Utility Generation
Nuclear SLR

SLR – "Subsequent license renewal" or extending the operating life of a nuclear unit from 60 years to 80 years

Must be within 20 years of license expiration to apply (unless early waiver received)

License extension requires NRC approval

Expect to file application for Surry Q1 2019

Eligible for rider recovery

Permitted to file at SCC after January 1, 2020



Dominion Energy

Dominion Energy Profile
Primary Operating Segments

Gas Infrastructure



Gas Transmission
- Together with Gas Distribution, operates one of the largest natural gas storage systems in the U.S.
- **15,000 miles** of pipeline in eleven states
- Cove Point LNG import/export facility
- Well positioned in Marcellus and Utica Shale regions

Gas Distribution
- **51,300 miles** of distribution pipeline and **2.3 million** natural gas customer accounts in five states

Dominion Energy Solutions

Dominion Energy

Gas Infrastructure Geographic Footprint


Dominion Energy is strategically positioned to serve both Eastern U.S. and Western U.S. natural gas markets
Dominion Energy gas utility
Dominion Energy gas pipeline
Cove Point
Atlantic Coast Pipeline (subject to regulatory approval)
Oregon
Idaho
Wyoming
Nevada
Utah
Colorado
California
Nebraska
Kansas
Iowa
Missouri
Wisconsin
Michigan
Illinois
Indiana
Ohio
Kentucky
Virginia
Tennessee
Mississippi
Alabama
Georgia
Texas
Louisiana

Dominion Energy

Atlantic Coast Pipeline
Demand Energy Growth

OWNERSHIP STRUCTURE:	
Dominion Energy*	48%
Duke Energy	47%
Southern Company	5%

~600 miles of primarily 42" pipe

1.5 Bcf per day capacity

- >90% Subscribed through ACP partners and LDCs
- Expandable to >2 Bcf per day
- 20-year binding contracts with electric and gas utilities

Development costs of $5.0-$5.5 billion**

Anticipate construction to start in 2H 2017

Expect completion in 2H 2019


ACP
DETI Pipeline
Storage
Cove Point
Utica Shale
Marcellus Shale

Dominion Energy

Ongoing Communications and Additional Information

- Periodic Updates - Newsletters, Upcoming Events
- Quarterly Updates with Dominion Energy Leadership
- Q&A and FAQ process will be established
- Dominion Energy HR will be available and on-site as needed


Dominion Energy
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Submit your questions to: ccommunications@scana.com

Next Steps: Expectations and Timing

1Q 2018
Submit all regulatory filings

2Q 2018

3Q 2018
Retirement plan transition determined

Beyond

Q&A